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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.  20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING


                                                        SEC File Number:  1-8979

                                                      CUSIP Number:  4381-3810-9

       (Check One)    [ ] Form 10-K       [ ] Form 20-F       [ ] Form 11-K
                      [X] Form 10-Q       [ ] Form N-SAR

                 For the period ended:  March 31, 1998

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

                 For the transition period ended:

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


       PART I -- REGISTRANT INFORMATION

       Full name of Registrant:                     HONDO OIL & GAS COMPANY

       Address of Principal Executive Office:       10375 RICHMOND AVENUE
                                                    SUITE 900
                                                    HOUSTON, TEXAS  77042





















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       PART II -- RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

       [X]  (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12(b)- 25 has been attached if applicable.

       PART III -- NARRATIVE

       State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

       The Company's principal asset is its interest in the Opon Association Contract (the "Opon Contract"), an exploration concession for an area in the Middle Magdalena Valley of Colombia, South America. Significant reserves of natural gas and condensate were shown to exist in the Opon Contract area by two discovery wells drilled during 1994 and 1995. Production from these wells began in December 1997 following completion of a pipeline.

       In March 1998, the most recent well drilled at the Opon Contract area was found to be a dry hole. Further, unexpected pressure declines in the two flowing wells have occurred and have caused uncertainty about the long-term viability of the project. As a result of this uncertainty, the Company is negotiating with the operator of the Opon project, Amoco Colombia Petroleum Company, regarding the status of the Opon Contract. The results of these negotiations are expected to significantly impact the content of the pending Form 10-Q. The registrant is delaying the filing of its Form 10-Q to allow time for completion of the negotiations.


















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       PART IV -- OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification:

                 S.J. Urquhart            713                 954-4600
            -------------------      -----------         ------------------
                 (Name)              (Area Code)         (Telephone Number)

       (2) Have all other periodic report required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

            [X] YES    [ ] NO

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
            subject report or portion thereof?  [X] YES     [ ] NO

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The Company began production from its only asset in December 1997. Results of operations for the quarter ended March 31, 1998 include a net operating profit of $0.3 million, an improvement of $1.3 million from the quarter ended March 31, 1997. Offsetting this improvement is a charge of $8.5 million arising from the dry hole described above. Also, interest charges increased by $1.1 million because interest is no longer being capitalized for the pipeline construction and by $0.5 million because of increases in the Company's debt. Overall, results of operations for the quarter ended March 31, 1998 were a loss of $11.9 million, compared to a loss of $3.0 million from the quarter ended March 31, 1997.


                                HONDO OIL & GAS COMPANY
                     (Name of Registrant as Specified in Charter)

       has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

       Date:  May 15, 1998                By:  /s/Stanton J. Urquhart
            -----------------                  --------------------
                                               Stanton J. Urquhart
                                               Vice President and Controller












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